Exhibit 99.8
January 17, 2007 NDTV Media Interview on the Financial Performance of Wipro Limited for the
Quarter ended December 31, 2006.
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
Sudip Nandy, Chief Strategy Officer
Pratik Kumar Executive Vice President, Human Resources
NDTV: Good morning Sudip, your guidance for Q4 looks very aggressive at Rs.685 million dollars for Global IT services. Any specific reasons for that?
Sudip Nandy: We have always been better in the last two quarters compared to the first two quarters. Based on the higher number of working days available in the last quarter, we think 7% is the right guidance. One of the highlights of 3rd quarter is that we have acquired 37 new customers of which 8 are global 500 or Fortune 1000 customer and we expect good growth from them. So we think 7% is the right guidance for the next quarter.
NDTV: Good morning this is Ashu Dutt here from Mumbai Studios. If I can break up your revenue numbers, I am seeing here revenue from others which is a jump of Rs.130 crore. The India, Asia Pacific business seems to have picked up on a revenue jump of Rs.301 crore, BPO services seem to have done well. It almost seems like what analysts did not see and what you have reported there of acquisitions of Rs 130 crore. Can you take us through the acquisition, the India, Asia Pacific business and the others revenue that you have reported.
Sudip Nandy: The number that we have reported in the others is the Wipro Infrastructure business – the fluid power & hydraulics business where wee did an acquisition in the last quarter in Sweden & Finland of a company called Hydrauto which is now part of Wipro which has had a healthy growth. Wipro Infotech, the India, Asia-Pacific, middle East, IT business grew by 76%. We grew well in this business. BPO has witnessed an all-round growth both in terms of volumes of business, in terms of rate realization and in terms of margins. One of the good things of our performance this quarter is that inspite of wage revision which we effected this quarter and the pressure on the rupee which put downward pressure on our margins, we have had a great operational improvement, we had good margins from BPO and from companies we acquired in IT services that helped us neutralize the downward pressure margins and helped maintain the margins at more or less the same level as last quarter.
NDTV: Sudip, a question mark as far as forward looking margins are concerned. At a time when you are maintaining that new business are coming at 5-7% higher and that Q4 has the higher number of working days, one would ideal imagine the margins to expand
Sudip Nandy: Yeah, we expect the margins to be on the same range with a positive bias for the next quarter. We had a lower utilization that we had anticipated this quarter and we had a very high number of people in the rookies for the current quarter who will become billable next quarter, so we think margins will be in the same range as the previous quarters.
Pratik Kumar: And if I may add and supplement to what Sudip Nandy mentioned our onsite employees will have a salary revision, which would be effective January 1st, so we would see some margin dilution because of the onsite increase.
NDTV: Pratik, if I can continue with you, you had indicated on offshore employee wage revision in Q3. What is the impact of that this quarter.

As we shared last time, we had actually given part of the increase which was in Q2 and which covered about 1/3rd of our employee force, and the balance of them got covered in the last quarter, the extent of increase in percentage terms was about 12%. In Q3 we had not considered our onsite employees. The onsite employees are going to get covered now. The extent of increase would be in the range of about 3 to 4% and we think it could lead to a margin impact of about 1.2 to 1.3%, which we should be able to make up through some of the other productivity levers and head spaces which we have.
NDTV: Good Morning Pratik, this is Ashu here. I am going through the numbers again. Your acquisitions no of Rs.110 crore and others of Rs.130 crore which pretty much make up for the difference in the guidance given and the numbers achieved. You have been acquiring companies all over the place. Could you tell us the wage difference between Wipro, the organic company and Wipro the inorganic company? What kind of change in margins could that cause?
Pratik Kumar: Yes and no, I mean we have had couple of acquisitions and I would request Sudip Nandy to elaborate more on that. Some of the specific companies we acquired in Europe does have wage differential but the ones which we have done with a high offshore base, there we have seen the salaries are not very dis-similar from what we have for the rest of Wipro employees.
If you leave aside the acquisitions that we did in France and Austria in December last year, the other acquisitions have all grown ahead of the company average and one of the things we have had is a positive increase on margins by 330 basis points in all the acquisitions put together which has helped us meet the numbers.
The other thing we have found is that when we acquire companies overseas the salary increases that they get is similar to the salary increases we have for our onsite employees. So it is not such a high differential as such and the margins remains almost the same on that basis.
Thank you gentlemen for your time and we look forward to yet another great show from Wipro next quarter.
NDTV: Good Morning, we now have Suresh Senapaty, Chief Financial Officer, Wipro joining us. Good Morning Suresh, this is Ashu here. Can you just walk us through the growth numbers from segments that usually don’t – like the BPO, the India part of the business and throw us light on the others part.
Yes, first of all congratulations to all of you for having completed your 2 years and happy birthday to the entire team in NDTV Profit, excellent channel, I am a regular watcher of your channel, thanks.
Suresh Senapaty: So far as our results are concerned, I think we shared the same happiness here in Wipro for another solid quarter of performance. The growth has been very good at a 45% revenue growth for Wipro Limited as a whole, Rs. 3979 crores of revenue and Rs. 765 crores of profit which is about 41% net income growth. Yes, like Wipro Technologies has been a star performer so far where we have got a sequential growth of about 8.8% with almost close to flat operating margin, we also saw a very good growth and contribution this time from Wipro Infotech, which has shown us a growth of 76% and a EBITDA growth of about 56%, and that has happened because of the service growth of 49% and we have got a very, very good marquee customer and marquee wins, the employee adds that we have done in Wipro Infotech, and similarly our Asia PAC and Middle East business has grown about 58% YOY and all in all plus we did an acquisition, which got consummated last time, which is clearly a supplementation to our service offerings in particularly the BPO sector, which has also added lot of value in terms of the top line as well as bottom line so far as Wipro Infotech is concerned. Added to that we also saw significant contribution from Wipro Consumer Care, 36% YOY growth in revenues and 25% YOY growth in profits. We also had a fairly moderated effective tax rate, we are able to bring it down this time to about 12% from about 13 and odd percent, so that also gave us a kicker vis-à-vis our overall net income growth. So all in all very, very good quarter, revenue levels, EBITDA levels, as well as net income levels.

NDTV: Good Morning Suresh. While giving the guidance for Q4, what kind of assumptions are you sitting on?
Suresh Senapaty: I think the revenue growth of about 7% sequential guidance is based on the fact some of the wins that we have got in the past were consolidating and growing more. Some of the good customer marquee wins that we have got, we think there is a significant potential and therefore we have seen traction there. We think we can grow that faster, and also the kind of customer add, we have about 37 customers last quarter of about 8 of them are Fortune 1000 customers, and also if you look at in the last 15 quarters, every quarter we added 10 million-dollar customers and similarly in the last 15 quarters we added two 20-million-dollar customers every quarter, and today we have about 590 active customer based on which we are going to deliver our revenues for the next quarter and going forward. Similarly, if you look at an employee add, we have about net add of about 1500 in BPO, net add of about 3500 in the IT services side last quarter, which is very good. Similarly, we have given offers to about 10,000 people from the campus for the year 2007-2008, this would be over and above the scaled up Wipro Academy of Software Excellence which we will be doing about 3000 to 4000, which is also a major scale up from the current level what we have, which means in all in all, the employee head count that we are talking about, the customers adds that we have got, and the traction that we are seeing and we think all this has been factored into the guidance for next quarter, that is the current quarter and going forward too, and it will be continued growth coming from the services practices, which is technology infrastructure services, testing services, enterprise application services. BPO we are seeing uptake in terms of our revenue growths quarter after quarter and very soon we will be able to match and exceed the industry growth rates as soon as we complete the transformation phase of the BPO operations are concerned. Similarly, if you look at the verticals, the financial services continued to be good growth driver for us. Telecom service provider would be a good growth driver for us. Energy and utilities will be a good driver for us. Manufacturing and even the technology and media also would be a good growth driver for us going forward.
NDTV: Suresh, this is Prashanth. What has been the contribution from acquisition during the current quarter? You said client ramp up has been very good. Can you tell us what percentages are these? The companies that we spoke to in the IT industry have been saying they are getting better rates in the region of 3-5%..
Suresh Senapaty: Yeah Prashanth, so for as the second part of the question is concerned I might as well retain the party line of the industry as a whole, yes we are seeing better traction in the new customers which is 3 to 5% better rates. So far as overall price realizations are concerned, we are looking at a much more stability in the environment with little bit of uptake or a positive bias. Q3, we had a 40 basis points drop in our realization impacting the margins by about 20 basis points, but overall we think there is a fair amount, and because of the lesser number of working days in Q3 than anything else. The coupon rates of our pricing from the customers have not changed and only had a positive bias both from the existing as well as the new customers. Your first question was, I am sorry I missed that, could you repeat your first question again?
If you look at the inorganic growth actually all the acquisitions that we have talked about in Q3 also were there for all the 3 months of Q2, so there is a completely apple-to-apple like-to-like comparison for Q2 and Q3. There was no in between acquisition, particularly in Wipro Technologies that we have done, and hence the overall volume growth or revenue growth that we are talking about is completely on apple-to-apple basis. The growth that has come from the inorganic, the acquisitions that we have done, will be marginally higher than that we would have got from the organic area, and overall revenue from the inorganic side will be under 5% so far as Q3 is concerned. However, we have done about 2 acquisitions which got consummated in the last quarter. One was in Wipro Infrastructure Engineering and the second was in

Wipro Infotech and which has also contributed to the revenue growth significantly both for WIN as well as Wipro Infotech.
NDTV: What is your cushion when you want to tackle human talent crunch? How will you manage the rising cost on manpower?
Suresh Senapaty: I think you know if you look at in comparative terms the kinds of buzz that we are currently having is significantly unfavorable to some of our peers, so we think there is a significant opportunity for us to move that a much more to our advantage whereby some of the cost increases that we need to give can get mitigated in a significant manner. We think we have about 2 to 3% disadvantage today compared to the best in the country in terms of overall bulge mix, so that is a good area where we can offset some of the cost increases that we are talking about. So far as our ability to attract talent is concerned, Wipro has always been a very good employer brand both from a lateral hire perspective as well as campus hiring perspective. We have our own initiatives in terms of Wipro Academy of Software Excellence, which this year we did it about 1600 to 1700 people and next year we are going to almost double it in terms of the sizing of it, and similarly what we hired this year about 6500 in terms of campus plus Wipro Academy of Software Excellent, we are again wanting to double it for the next year and for which we have already offered appointment letters to 10,000 people, plus we are also supplementing that for our hiring overseas both in Europe as well as in the US from campus as well as lateral. So all in all, we are gearing up ourselves for meeting our requirement.
NDTV: Thank you.